Filed by Yodlee, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Yodlee, Inc.
Commission File No.: 001-36639

August 10, 2015

Subject: Announcement: Yodlee Enters Into a Definitive Agreement to Combine with Envestnet

Dear Valued Customer,

I am writing to share some exciting news. Today, Yodlee® announced that it has entered into a definitive agreement to combine with Envestnet®, Inc. (NYSE: ENV), a leading provider of unified wealth management technology and services to financial advisors. The proposed transaction, which is expected to close in the fourth quarter of 2015 or in the first quarter of 2016, will integrate Envestnet’s wealth management network with Yodlee’s personal financial network to create a network and technology platform, and accelerate the transformation of financial technology by delivering better relationships and greater lifetime value by connecting financial advisors, individuals and financial services providers.

This synergistic combination brings together two highly innovative companies that share the same vision: enabling an unmatched level of wealth management customer engagement and simplifying the financial lives of the billions of consumers and multitude of small- to medium-sized business owners around the world. Yodlee’s ability to bring financial data together in unique ways to drive innovative digital financial solutions and deliver critical data insights will strengthen Envestnet’s wealth management solutions and provide a uniquely holistic view of an individual’s financial profile that extends financial planning capabilities. As a result, every element of the financial advice process will be enhanced.

The strategic acquisition of Yodlee and its leading cloud-based digital financial platform, APIs for financial institutions and financial technology innovators, ecosystem of digital financial apps, and advanced data analytics and Envestnet’s leading wealth management technology and services platform and network of advisors, investment managers and custodial partners for financial advisors is expected to fuel new growth opportunities for both companies around the world. Importantly, this business combination will also provide Yodlee with additional resources to increase the value we are able to deliver to our customers and partners through continued product innovation.

Yodlee will do everything it can to make the planned transition as seamless as possible, and provide you with updates as we progress further. In the meantime, if you have any questions regarding the transaction, please contact the below referenced Yodlee regional executives or relationship manager or visit us at www.yodlee.com/announcement/ to read more information about this exciting announcement.

We are dedicated to maintaining and increasing the quality of innovation, support, and service you have come to expect from Yodlee. You can rest assured knowing that Envestnet is fully committed to advancing our success and we are excited about what we can accomplish together. We look forward to our continued partnership and to working with you in the years to come.

Sincerely,

Anil Arora

President and Chief Executive Officer

Regional Sales Executives – Financial Intuitions

India, Malaysia, and Singapore: Arjun Singh, Managing Director, Yodlee Asia

Rest of World: Bill Parsons, Chief Customer Officer, Yodlee

Regional Sales Executives – Yodlee Interactive

The Americas: Chris Chen, General Manager, Yodlee Interactive

Rest of World: Jason O’Shaughnessy, General Manager, Yodlee Interactive International Markets

Side Bar:
Envestnet and Yodlee, a Synergistic Combination
Accelerates the transformation of financial technology by delivering better relationships and greater lifetime value by connecting financial advisors, individuals and financial services providers.

Additional Information and Where to Find It

In connection with the proposed merger, Envestnet, Inc. (“Envestnet”) intends to file a registration statement on Form S-4, which will include a preliminary prospectus and related materials to register the shares of Envestnet common stock to be issued in the merger, and Envestnet and Yodlee, Inc. (“Yodlee”) intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENVESTNET, YODLEE AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when they are available) and any other documents filed by Envestnet and Yodlee with the SEC at the SEC’s website at www.sec.gov. They may also be obtained for free by contacting Envestnet Investor Relations at investor.relations@envestnet.com or by telephone at (312) 827-3940 or by contacting Yodlee Investor Relations at http://ir.yodlee.com/contactus.cfm or by telephone at (650) 980-3600. The content of any website referenced above is not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Each of Envestnet and Yodlee and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Envestnet or Yodlee security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information regarding Yodlee’s executive officers and directors is included in Yodlee’s Proxy Statement for its 2015 Annual Meeting of Stockholders, filed with the SEC on April 10, 2015, and information regarding Envestnet’s executive officers and directors is included in Envestnet’s Proxy Statement for its 2015 Annual Meeting of Stockholders, filed with the SEC on April 13, 2015. Copies of the foregoing documents may be obtained as provided above. Certain executive officers and directors of Envestnet and Yodlee have interests in the transaction that may differ from the interests of Envestnet and Yodlee stockholders generally. These interests will be described in the joint proxy statement/prospectus when it becomes available.

Forward Looking Statements

Except for historical information contained herein, the matters discussed in this document are forward-looking statements about the benefits of the transaction involving Envestnet and Yodlee, including future financial and operating results and the combined company’s plans, objectives, expectations and intentions. These uncertainties may cause our actual future results to be materially different from those discussed in forward-looking statements. These risks and uncertainties include the ability of the parties to complete the Merger; the parties’ ability to obtain regulatory approvals of the Merger on the contemplated terms and schedule; the failure of our shareholders to approve the transaction; the impact of the announcement of, or failure to complete, the Merger on our relationships with suppliers, customers and employees; and potential or actual litigation.

Our forward looking statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures. All forward-looking statements speak only as of the date hereof and are based upon the information available to Yodlee at this time. Such statements are subject to change, and we do not undertake to update such statements, except to the extent required under applicable law and regulation. These and other risks and uncertainties, including potential liability resulting from pending or future litigation, are detailed from time to time in Yodlee’s reports filed with the SEC. Investors are advised to read Yodlee’s Annual Report on Form 10-K, as amended, and quarterly reports on Form 10-Q filed with the SEC, particularly the section entitled “Risk Factors,” for a more complete discussion of these and other risks and uncertainties.